RALLY

Bill of Sale

As of January 24, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Dan L. Shanahan (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#81MONTANA
Description:	1981 Topps Football #216 Joe Montana Rookie Card Graded PSA GEM MINT 10
Total Acquisition Cost:	$ 63,000.00
Consideration: Cash (%) Equity (%) Total	$ 63,000.00 (100%) $ 0 (0%) $ 63,000.00 (100%)